NO ACT
P.E 12·30·02
1-4881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03016115

February 18, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Re: Avon Products, Inc.
Incoming letter dated December 30, 2002

Dear Mr. Smith:

This is in response to your letter dated December 30, 2002 concerning the shareholder proposal submitted to Avon by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 04 2003
THOMSON
FINANCIAL

Enclosures

cc: Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Rule 14a-8(i)(3)
Rule 14a-8(j)
Rule 14a-9

December 30, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, we hereby give notice on behalf of Avon Products, Inc. (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted by the Massachusetts Laborers' Pension Fund (the "Proponent"). The Proposal was submitted by fax on November 19, 2002 under cover of letter from the Proponent. Six copies of this letter and the Proposal are enclosed pursuant to Rule 14a-8(j). In addition, a copy of the Proponent's letter containing the Proposal is attached hereto as Exhibit A.

We request on behalf of the Company the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a- 8(i)(3).

I. The Proposal

The Proposal resolves that "that the shareholders of Avon Corporation ("Company") request that the Company's Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based."

II. Grounds for Exclusion-Rule 14a-8(i)(3)

The Proposal is materially misleading in violation of Rule 14a-9, and thus may be omitted under Rule 14a-8(i)(3). It was noted in Staff Legal Bulletin No. 14 that when a proposal will require detailed and extensive editing in order to bring it into compliance with proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal as materially false or misleading. As discussed below, removing the false and misleading statements from the Proposal would require such detailed editing that the Proposal may be excluded in its entirety. In the alternative, if the Staff is unable to concur that the entire Proposal may be excluded, the Company respectfully requests that the Staff recommend exclusion or revision of the statements discussed below.

Two weeks ago, in granting no-action relief to Tyco International Ltd., the Staff decided that several sentences that are identical to ones that appear in the Proposal were materially false or misleading, and therefore, we believe that the Company is entitled to exclude them pursuant to Rule 14a-8(i)(3). *See* Tyco International Ltd., (December 16, 2002).

The first paragraph of the statement of support contains the following sentences:

> "While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance."

These opinions presented as fact are wholly unsupported, and may give shareholders false and misleading impressions about both stock option plans generally and the Company's compensation policies in particular. The Proponent provides no evidence in the form of citation or authority that stock options are the "primary vehicle" to motivate the Company's management to focus on long-term performance, or that option grants "can and do" give compensation to the Company's executives "well beyond" what is merited, or that "often" such executives are rewarded for anything other than their own performance. In Tyco, the Staff concurred that all three of these sentences were materially misleading and required that the first be given factual support in the form of a citation to a specific source and that the second and third be revised as the proponent's opinion.

The final paragraph of the supporting statement contains this sentence: "[i]n response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution." This statement claims the proposal has the support of "a growing number" of unnamed "shareholder groups", "experts" and "companies." This cite to anonymous support is impermissible under Staff precedent. *See, e.g.,* Honeywell, (October 16, 2001) ("Major pension funds" had to be identified or the sentence deleted.) Furthermore, the statement attributes a specific motivation and shared belief to these unnamed groups. The misleading effect of this statement cannot be cured simply by recasting the statement as opinion because the statement is so loaded with unsupported claims. Which executives reaped excessive financial rewards from non-performance base option plans? What evidence is there that the public or shareholders (shareholders of the executives' companies?) had a strong negative reaction? Most importantly, what support is there that the unspecified groups support "plans such as that advocated in this reform?" In Tyco, the Staff recognized the misleading effects of this statement and required that the unnamed entities be identified, and that factual support for the claims in the form of citation to a specific source be provided.

One sentence, which appears in the second paragraph of the supporting statement, has twice been rejected by the Staff as materially misleading: "Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." *See* Tyco and Halliburton Company (January 31, 2001). Each time the Staff acknowledged that this statement is false on its face as a company's competitors are only one possible index referent. Indexed options could be tied to other types of market indicies, interest rates or the consumer price index, to cite a few examples. Each time the Staff required the proponent to clarify that that is the case.

In addition, the third paragraph of the supporting statement is misleading because it suggests that only options indexed as it describes are market-based and reward performance. Under the Company's existing stock option plans, options are granted at market value at date of grant, and so only gain value if the market believes the Company's value has increased. Thus, the Company's current option plans are market-based and reward performance. This paragraph also suggests that the Company has been pressured to reprice options it has granted. That is false and the implication is misleading. Finally, the final sentence of this paragraph, "[i]n short, superior performance would be rewarded", is an opinion impermissibly presented as fact. It is unclear that indexing options in this manner predictably rewards performance. For example, imagine an executive that comes in to "turn around" a troubled company. She might do an extraordinary job but still not succeed in lifting her company's share price above an industry average. Under an indexed option plan, her "superior performance" would not be rewarded.

Similarly, the fourth paragraph presents opinion as fact, although more subtly: "At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance." The obvious implication is that the Company's current stock option programs do not reward superior long-term corporate performance. This implication is unsupported and is at best the Proponent's opinion.

Another basis for excluding the entire Proposal under 14a-8(i)(3) is its vague and indefinite nature. *See* Exxon Corporation (January 29, 1992) and Commonwealth Energy

System, (February 2, 1989). The Proposal is so unclear about critical elements of the plan it proposes that the Company would be unable to implement it if adopted. How would the exercise price be set? Would it continue to be the Company's current practice of market price at date of grant, or would it be tied to the index? Is the "peer group average" mentioned by the proposal as the reference for performance supposed to be calculated as a weighted average, reflecting market capitalization, or in any other way? How is the exercise price adjusted by changes to the index in the future, and at what intervals? Most fundamentally, as discussed below, how is the Company to determine the "peer group"? The Proposal makes more than one suggestion (*i.e.*, "primary competitors" and the companies used in the proxy performance graph), and shareholders might believe one appropriate and not another when voting. Moreover, the Company might try to define some other choice as discussed below, and then again shareholders would have been misled about what they were voting on by the vagueness of the Proposal.

The Proposal is also misleading in that it fails to describe that the Company would lose the lawful benefit of the federal income tax deduction under Section 162(m) of the Internal Revenue Code if the exercise price of an option were to be less than market value at date of grant if indexing causes this to occur. In addition, the Proposal does not describe the current charges to income to which the Company would be subject under Accounting Principles Board Opinion No. 25 and FASB Interpretation No. 44 if "performance-based" options are granted. If the Company's financial statements and earnings are negatively impacted by either of the financial and accounting ramifications of switching to indexed options, it could reduce the Company's share price and thereby harm shareholders. Thus, omitting any mention of these ramifications is materially misleading.

Finally, the Proposal is misleading because its assumption is flawed. The Proposal assumes that the value of "peer group" companies will fluctuate based on their performance. The share prices of the "peer group" companies are affected by many factors such as takeover and merger activity, foreign currency exchange risk, and many other factors. Simply contrasting the Company's performance with a handful of competitors or other companies would not achieve the base-line that the Proponent seeks.

These problems cannot be easily cured by simple redrafting, and taint the Proposal so completely that we believe the entire Proposal can be excluded under Rule 14a-8(i)(3).

III. Future Compliance with Rule 14a-8(d)

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance

CHADBOURNE
& PARKE LLP

in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

IV. Conclusion

Because the Proposal is replete with statements that are materially misleading under Rule 14a-9, it may be excluded in its entirety under Rule 14a-8(i)(3). We respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials under Rule 14a-8(i)(3). We are notifying the Proponent of the Company's intention to omit the Proposal from its Proxy Materials by transmitting a copy of this letter to it.

Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

Edward P. Smith

Enclosures

cc: Mr. Thomas P. Masiello
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, Massachusetts 01803-0900
(w/encls.)

Ms. Linda Priscilla
Laborers' International Union of
North America Corporate Governance Project
905 16th Street, N.W.
Washington, D.C. 20006
(w/encls.)

EXHIBIT A

PROPONENT'S LETTER AND PROPOSAL

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

November 14, 2002

Mr. Gilbert Klemann, II, Secretary
Avon Products
1345 Avenue of the Americas
New York, NY 10105

SUBJECT: Shareholder Proposal

Dear Mr. Klemann:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Avon Products, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,600 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Mr. Gilbert Klemann, II, Secretary
November 14, 2002
Page 2

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Indexed Options Proposal

Resolved, that the shareholders of Avon Products, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avon Products, Inc.
Incoming letter dated December 30, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Avon may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that Avon may exclude portions of the supporting statement as false and misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . company's primary competitors" to indicate that the statement is referring to only one type of "indexed stock options";
- recast the sentence "In short, superior performance would be rewarded" as the proponent's opinion; and
- specifically identify the entities referenced in the sentence that begins "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Avon with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Avon omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor